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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K


FOR THE MONTH OF NOVEMBER 2002



                        BE SEMICONDUCTOR INDUSTRIES N.V.
             (Exact name of Registrant as specified in its charter)


                                  MARCONILAAN 4
                                 5151 DR DRUNEN
                                 THE NETHERLANDS
                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                           Form 20-F  X  Form 40-F
                                     ---           ---


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

                              Yes     No  X
                                  ---    ---


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         BE Semiconductor Industries N.V. (the "Company") is filing a Press
Release dated October 24, 2002 which announced its third quarter 2002 results, the resignation of Jorg Rischke as an executive member of the Management Board and Chief Operating Officer in anticipation of his planned retirement and its decision to terminate the Company's listing on the Frankfurt Stock Exchange. A copy of the Press Release is attached hereto as Exhibit 99.1.

EXHIBITS
--------

 99.1    Press Release


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         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                        BE SEMICONDUCTOR INDUSTRIES N.V.



                                        By: /s/ Richard W. Blickman
                                           -------------------------------------
                                        Name:  Richard W. Blickman
                                        Title: President and Chief Executive
                                               Officer

                                        Date: November 6, 2002



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